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SEC 1815
(11-2002)
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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of **November, 2004**

Commission File Number **29606**

SHARPE RESOURCES CORPORATION.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...**X**..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..**X**... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- **4009**

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sharpe Resources Corporation
(Registrant)
By:**\s\ Roland M. Larsen**
(Signature)*
President & CEO

Date: **November 24, 2004**

* Print the name and title of the signing officer under his signature.

NOTICE TO SHAREHOLDERS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004

SHARPE RESOURCES CORPORATION

Responsibility for Consolidated Financial Statements

The accompanying consolidated financial statements for Sharpe Resources Corporation have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the December 31, 2003 audited consolidated financial statements. Only changes in accounting information have been disclosed in these consolidated financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Corporation is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these consolidated financial statements have been fairly presented.

Auditors' involvement

The auditors of Sharpe Resources Corporation have not performed a review of the unaudited consolidated financial statements for the three and nine months ended September 30, 2004 and September 30, 2003.

SHARPE RESOURCES CORPORATION

Consolidated Balance Sheets (Prepared by Management)

(Expressed in United States Dollars)

	September 30, 2004 (Unaudited)	December 31, 2003 (Audited)
Assets		
Current assets		
Cash	$ 58,289	$ 62,231
Trade and sundry receivables	22,564	18,332
Notes receivable	-	89,228
Due from related parties	21,582	33,070
Inventory	6,670	6,670
	109,105	209,531
Mineral property (Note 1)	78,125	-
	$ 187,230	$ 209,531
Liabilities and Shareholders' Deficit		
Current liabilities		
Accounts payable and accrued liabilities	$ 80,423	$ 61,979
Due to related parties	64,748	44,609
	145,171	106,588
Long-term debt	664,533	664,533
Future site restoration and abandonment costs	13,500	13,500
	823,204	784,621
Shareholders' deficit		
Capital stock (Note 2)	10,999,986	10,921,861
Contributed surplus (Note 3)	17,660	17,660
Deficit	(11,653,620)	(11,514,611)
	(635,974)	(575,090)
	$ 187,230	$ 209,531

SHARPE RESOURCES CORPORATION

Consolidated Statements of Operations and Deficit (Prepared by Management)

(Expressed in United States Dollars)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2004	2003	2004	2003
Petroleum and natural gas operations	$ -	$ 45,854	$ 33,148	$ 112,674
Expenses				
Operating	(9,409)	2,122	108,022	4,737
General and administrative	24,271	26,900	47,834	194,729
Interest	3,944	646	16,301	13,459
Write-off of office equipment	-	-	-	1,866
	18,806	29,668	172,157	214,791
Income (loss) before the following:	(18,806)	16,186	(139,009)	(102,117)
Gain on sale of assets	-	200,000	-	200,000
Income (loss) for the period	(18,806)	216,186	(139,009)	97,883
DEFICIT, beginning of period	(11,634,814)	(11,619,266)	(11,514,611)	(11,500,963)
DEFICIT, end of period	$ (11,653,620)	$ (11,403,080)	$ (11,653,620)	$ (11,403,080)

SHARPE RESOURCES CORPORATION

Consolidated Statements of Cash Flows (Prepared by Management)

(Expressed in United States Dollars)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2004	2003	2004	2003
Cash provided by (used in)				
OPERATING ACTIVITIES				
Income (loss) for the period	$ (18,806)	$ 216,186	$ (139,009)	$ 97,883
Write-off of office equipment	-	-	-	1,866
Changes in non-cash working capital items	18,182	(196,856)	135,067	(103,281)
Advances to related parties	-	10,000	-	10,000
Change in cash	(624)	29,330	(3,942)	6,468
Cash, beginning of period	58,913	50,656	62,231	73,518
Cash, end of period	$ 58,289	$ 79,986	$ 58,289	$ 79,986
Supplementary Information				
Mineral property	$ 78,125	$ -	$ 78,125	$ -
Capital stock	(78,125)	-	(78,125)	-

SHARPE RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Prepared by Management)

(Expressed in United States Dollars)

Nine Months Ended September 30, 2004

(Unaudited)

1.   ACCOUNTING POLICIES

Sharpe Resources Corporation ("Sharpe" or the "Corporation") is a publicly held company, engaged primarily in the exploration for production of petroleum and natural gas properties through its wholly-owned subsidiary, Sharpe Energy Company ("Sharpe Energy"), in a single cost centre being the United States. The Corporation is continued under the New Brunswick Business Corporation Act and its common shares are listed on the TSX Venture Exchange and traded on the OTC Bulletin Board.

In 2001, the Corporation sold substantially all of its petroleum and natural gas properties. The Corporation still retains interests in two oil producing properties located in the State of Texas. The Corporation is continuing to evaluate opportunities within and outside of the natural resources business.

In August 1999, Sharpe Energy was forced to voluntarily seek Chapter 11 reorganization under the United States Bankruptcy Code and on March 27, 2000, Sharpe Energy's second plan of reorganization ("the Chapter 11 Plan") was confirmed under which the Corporation recorded a gain on settlement of debt of $1,313,900 in 2000.

At December 31, 2003 and 2002, the Corporation still has outstanding debt under the Chapter 11 Plan, the details of which are described in Note 5 of the audited December 31, 2003 consolidated financial statements.

As of September 15, 2004, the Corporation is changing its focus away from the oil and gas business into precious metals exploration and development in the western US. To this end Sharpe has purchased an option (the "Option") from Royal Standard Minerals Inc. (RSM) to acquire a 60% interest in RSM's gold project located in Lyon County, Nevada (the "Project"), in consideration for which Sharpe has issued 2,000,000 common shares to RSM at a deemed value of $100,000 (Cdn) ($78,125 US). To exercise the option, Sharpe must maintain the unpatented and patented mining claims on the Project, must pay all required option, annual advanced minimum royalty payments, and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project. Upon exercise of the Option, Sharpe will hold a 60% working interest in the Project.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. These financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Corporation be unable to continue in business.

The unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the financial statements required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and nine months period ended September 30, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004.

The balance sheet at December 31, 2003 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The interim financial statements have been prepared by management in accordance with the accounting policies described in the Corporation's annual financial statements for the year ended December 31, 2003. For further information, refer to the financial statements and notes thereto included in the Corporation's annual financial statements for the year ended December 31, 2003.

SHARPE RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Prepared by Management)

(Expressed in United States Dollars)

Nine Months Ended September 30, 2004

(Unaudited)

2.   CAPITAL STOCK

(a) Authorized
Unlimited number of common shares

(b) Issued

Common shares	Number of Shares	Amount
Balance, December 31, 2003	33,184,803	$ 10,921,861
Shares issued from mineral property (Note 1)	2,000,000	78,125
Balance, September 30, 2004	35,184,803	$ 10,999,986

3.   STOCK OPTIONS

	Number of common shares	Weighted Average Exercise price
Balance, beginning and end of period	3,250,000	$ 0.10 Cdn

A summary of the stock options outstanding is as follows:

	NUMBER OF OPTIONS	EXERCISE PRICE Cdn ($)	EXPIRY DATE
	219,000	0.15	May 4, 2005
	600,000	0.10	May 8, 2007
	1,000,000	0.10	May 13, 2007
(1)	1,431,000	0.10	May 8, 2008
	3,250,000		

(1) Black- Scholes valued assigned is $17,660

4.   WARRANTS

On May 12, 2004, 500,000 warrants with an exercise price of $1.00 CDN expired. There were no other warrants outstanding.

SHARPE RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Prepared by Management)

(Expressed in United States Dollars)

Nine Months Ended September 30, 2004

(Unaudited)

5.   INCOME TAXES

Estimated taxable income for the period ended is $nil. Based on the level of historical taxable income, it cannot be reasonably estimated at this time if it is more likely than not that the Corporation will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities.

Consequently, the future recovery of loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.

The estimated taxable temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on the Corporation's actual losses for tax purposes, refer to the December 31, 2003 audited financial statements. The benefit of these losses and the estimated loss for the period ended have not been recognized in these financial statements.

6.   BASIC AND DILUTED INCOME (LOSS) PER SHARE

The income (loss) per share is computed by dividing the income (loss) for the period by the weighted average number of common shares outstanding during the period. Diluted income (loss) per share reflects the maximum possible dilution from the potential exercise of outstanding stock options. For both periods presented, the conversion of stock options was not included in the calculation because their inclusion would be anti-dilutive.

The following table sets out the computation for basic and diluted income/loss per share:

	2004	2003
Numerator:		
Income (loss) for the period	$ (139,009)	$ 97,883
Denominator:		
Average number of common shares outstanding	33,351,469	33,184,803
Weighted average number of common shares outstanding	33,351,469	33,184,803
Basic and diluted income/loss per share	$ 0.00	$ 0.00